FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March, 2022

 UNILEVER PLC
(Translation of registrant's name into English)

UNILEVER HOUSE, BLACKFRIARS, LONDON, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No .X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

Exhibit 99 attached hereto is incorporated herein by reference.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNILEVER PLC

/S/ R SOTAMAA
BY R SOTAMAA
CHIEF LEGAL OFFICER AND GROUP SECRETARY

Date: 09 March, 2022

                                         EXHIBIT INDEX
                                         ------------------------

EXHIBIT NUMBER	EXHIBIT DESCRIPTION
99	Notice to London Stock Exchange dated 09 March 2022
Annual Financial Report

Exhibit 99

Unilever PLC ("Unilever")

2021 Annual Financial Report Announcement

Unilever announces that the following documents are available on its website www.unilever.com/ara:

Unilever Annual Report and Accounts 2021

Unilever Annual Report on Form 20-F 2021

A copy of each of the documents listed has been submitted to the National Storage Mechanism and will shortly be available for inspection at: https://data.fca.org.uk/#/nsm/nationalstoragemechanism. A copy of the Unilever Annual Report on Form 20-F 2021 has also been filed with the U.S. Securities and Exchange Commission and is available at: www.sec.gov/edgar.shtml.

Attached to this announcement is the additional information for the purposes of compliance with the Disclosure and Transparency Rules including principal risk factors, details of related party issues and a responsibility statement.

The unaudited 2021 Full Year and Fourth Quarter Results for the year ended 31 December 2021, which were announced on 10 February 2022, were prepared in accordance with IAS 34.

ADDITIONAL INFORMATION

PRINCIPAL RISK FACTORS

These are the risks that we see as most material to Unilever's business and performance at this time. There may be other risks that could emerge in the future.

If the circumstances in these risks occur, our cash flow, operating results, financial position, business and reputation could be materially adversely affected. In addition, risks and uncertainties could cause actual results to vary from those described, which may include forward-looking statements, or could impact on our ability to meet our targets or be detrimental to our profitability or reputation.

DESCRIPTION OF RISK

BRAND PREFERENCE

Our success depends on the value and relevance of our brands and products to consumers around the world and on our ability to innovate and remain competitive.

Consumer tastes, preferences and behaviours are changing more rapidly than ever before. We see a growing trend for consumers preferring brands which both meet their functional needs and have an explicit social or environmental purpose.

Technological change is disrupting our traditional brand communication models. Our ability to develop and deploy the right communication, both in terms of messaging content and medium is critical to the continued strength of our brands.

We are dependent on creating innovative products that continue to meet the needs of our consumers and getting these new products to market with speed.

The Covid-19 pandemic has driven significant changes in consumer habits and demand (for example, an increase in hygiene-related products and a reduction in out-of-home food products), which is requiring a continuing and rapid evolution of our brands to ensure we remain competitive.

Level of risk: No change

PORTFOLIO MANAGEMENT

Unilever's strategic investment choices will affect the long-term growth and profits of our business.

Unilever's growth and profitability are determined by our portfolio of Divisions, geographies and channels and how these evolve over time. If Unilever does not make optimal strategic investment decisions, then opportunities for growth and improved margin could be missed.

Level of risk: No change

CLIMATE CHANGE

Climate change and governmental actions to reduce such change may disrupt our operations and/or reduce consumer demand for our products.

Climate change could impact our business in various ways. Government action to reduce climate change such as the introduction of a carbon tax, land use regulations or product composition regulations which restrict or ban certain GHG intensive ingredients, could impact our business through higher costs or reduced flexibility of operations. Market risks associated with the energy transition and rising energy prices could disrupt our operations and increase costs.

Physical environment risks such as water scarcity could impact our operations or reduce demand for our products that require water during consumer use. Increased frequency of extreme weather events such as high temperatures, hurricanes or floods could cause increased incidence of disruption to our supply chain, manufacturing and distribution network. If we do not take action, climate change could result in increased costs, reduced profit and reduced growth.

Level of risk: No change

PLASTIC PACKAGING

We use a significant amount of plastic to package our products. A reduction in the amount of virgin plastic we use, the use of recycled plastic and an increase in the recyclability of our packaging are critical to our future success.

Both consumer and customer responses to the environmental impact of plastic waste and emerging regulations by governments to tax or ban the use of certain plastics requires us to find solutions to reduce the amount of plastic we use, increase recycling post-consumer use and source recycled plastic for use in our packaging. We are also dependent on the work of our industry partners to create and improve recycling infrastructure throughout the world.

Not only is there a risk around finding appropriate replacement materials, but also due to high demand, the cost of recycled plastic or other alternative packaging materials could significantly increase in the foreseeable future and this could impact our business performance. We could also be exposed to higher costs as a result of taxes or fines if we are unable to comply with plastic regulations, which would again impact our profitability and reputation.

Level of risk: No change

CUSTOMER

Successful customer relationships are vital to our business and continued growth.

Maintaining strong relationships with our existing customers and building relationships with new customers who have built new technology-enabled business models to serve changing shopper habits are necessary to ensure our brands are well presented to our consumers and available for purchase at all times.

The strength of our customer relationships also affects our ability to obtain pricing and competitive trade terms. Failure to maintain strong relationships with customers could negatively impact our terms of business with affected customers and reduce the availability of our products to consumers.

The Covid-19 pandemic has driven a rapid increase in online shopping, which means we need to accelerate development of eCommerce capabilities to remain competitive.

Level of risk: No change

TALENT

A skilled workforce and agile ways of working are essential for the continued success of our business.

With the rapidly changing nature of work and skills, there is a risk that our workforce is not equipped with the skills required for the new environment.

Our ability to attract, develop and retain a diverse range of skilled people is critical if we are to compete and grow effectively. This is especially true in our key emerging markets where there can be a high level of competition for a limited talent pool.

The loss of management or other key personnel or the inability to identify, attract and retain qualified personnel could make it difficult to manage the business and could adversely affect operations and financial results.

The wellbeing of our employees is vital to the success of our business. Covid-19 continues to have a significant impact on their wellbeing, therefore helping our employees manage the impact of Covid-19 on their lives and their ability to work effectively requires continued focus.

Level of risk: No change

SUPPLY CHAIN

Our business depends on purchasing materials,
efficient manufacturing and the timely distribution
of products to our customers.

Our supply chain network is exposed to potentially adverse events such as physical disruptions, environmental and industrial accidents, trade restrictions or disruptions at a key supplier, which could impact our ability to deliver orders to our customers.

The Covid-19 pandemic is an adverse event that has challenged and continues to challenge the continuity of our supply chain. Maintaining manufacturing operations whilst adhering to changing local regulations and meeting enhanced health and safety standards has proven possible but has required significant management. In addition, ensuring the operation of a global logistics network for both input materials and finished goods has presented challenges and requires continued focus and flexibility.

The cost of our products can be significantly affected by the cost of the underlying commodities and materials from which they are made. Fluctuations in these costs cannot always be passed on to the consumer through pricing.

Level of risk: Increase

SAFE AND HIGH QUALITY PRODUCTS

The quality and safety of our products are of paramount importance for our brands and our reputation.

The risk that raw materials are accidentally or maliciously contaminated throughout the supply chain or that other product defects occur due to human error, equipment failure or other factors cannot be excluded.

Labelling errors can have potentially serious consequences for both consumer safety and brand reputation. Therefore, on-pack labelling needs to provide clear and accurate ingredient information in order that consumers can make informed decisions regarding the products they buy.

Level of risk: No change

SYSTEMS AND INFORMATION

Unilever's operations are increasingly dependent on IT systems and the management of information.

The cyber-attack threat of unauthorised access and misuse of sensitive information or disruption to operations continues to increase. Such an attack could inhibit our business operations in a number of ways, including disruption to sales, production and cash flows, ultimately impacting our results.

In addition, increasing digital interactions with customers, suppliers and consumers place ever greater emphasis on the need for secure and reliable IT systems and infrastructure and careful management of the information that is in our possession to ensure data privacy.

Given the changes in the ways of working of all our employees as well as our customers and suppliers as a result of Covid-19, there has been an increased reliance on certain elements of our IT infrastructure. We are particularly reliant on third-party experts in this space and thus the impact of Covid-19 on their operations also poses a risk for us.

Level of risk: Increase

BUSINESS TRANSFORMATION

Successful execution of business transformation projects is key to delivering their intended business benefits and avoiding disruption to other business activities.

Unilever is continually engaged in major change projects, including acquisitions, disposals and organisational transformation, to drive continuous improvement in our business and to strengthen our portfolio and capabilities. Continued digitalisation of our business models and processes, together with enhancing data management capabilities, is a critical part of our transformation.

We have an extensive programme of transformation projects. Failure to execute such initiatives successfully could result in under-delivery of the expected benefits and there could be a significant impact on the value of the business.

Level of risk: Increase

ECONOMIC AND POLITICAL INSTABILITY

Adverse economic conditions may affect one or more countries, regions or may extend globally. Unilever operates around the world and is exposed to economic and political instability that may reduce consumer demand for our products, disrupt sales operations and/or impact the profitability of our operations.

Government actions such as foreign exchange or price controls can impact on the growth and profitability of our local operations.

Unilever has more than half of its turnover in emerging markets which can offer greater growth opportunities but also expose Unilever to related economic and political volatility.

Level of risk: Increase

TREASURY AND TAX

Unilever is exposed to a variety of external financial
risks in relation to Treasury and Tax.

The relative value of currencies can fluctuate widely and could have a significant impact on business results. Further, because Unilever consolidates its financial statements in euros it is subject to exchange risks associated with the translation of the underlying net assets and earnings of its foreign subsidiaries.

We are also subject to the imposition of exchange controls by individual countries which could limit our ability to import materials paid in foreign currency or to remit dividends to the parent company.

A material shortfall in our cash flow could undermine Unilever's credit rating, impair investor confidence and restrict Unilever's ability to raise funds. In times of financial crisis, there is a further risk that we may not be able to raise funds due to market illiquidity.

We are exposed to counter-party risks with banks, suppliers and customers, which could result in financial losses.

Tax is a complex and evolving area where laws and their interpretation are changing regularly, leading to the risk of unexpected tax exposures. International tax reform remains a key focus of attention with the OECD's Base Erosion and Profit Shifting project, and the Digitalising Economy Project, and further potential tax reform in the European Union and the US.

Level of risk: No change

ETHICAL

Unilever's brands and reputation are valuable assets and the way in which we operate, contribute to society and engage with the world around us is always under scrutiny both internally and externally.

Acting in an ethical manner, consistent with the expectations of customers, consumers and other stakeholders, is essential for the protection of the reputation of Unilever and its brands.

A key element of our ethical approach to business is to reduce inequality and promote fairness. Our activities touch the lives of millions of people and it is our responsibility to protect their rights and help them live well.

The safety of our employees and the people and communities we work with is critical. Failure to meet these high standards could result in damage to Unilever's corporate reputation and business results.

Level of risk: No change

LEGAL AND REGULATORY

Compliance with laws and regulations is an essential part of Unilever's business operations.

Unilever is subject to national and regional laws and regulations in such diverse areas as product safety, product claims, trademarks, copyright, patents, competition, employee health and safety, data privacy, the environment, corporate governance, listing and disclosure, employment and taxes.

Failure to comply with laws and regulations could expose Unilever to civil and/or criminal actions leading to damages, fines and criminal sanctions against us and/or our employees with possible consequences for our corporate reputation. Changes to laws and regulations could have a material impact on the cost of doing business.

Level of risk: No change

RELATED PARTY TRANSACTIONS

The following related party balances existed with associate or joint venture businesses at 31 December:

Related party balances	€ million 2021	€ million 2020
Sales to joint ventures	1,060	1,004
Purchases from joint ventures	127	118
Receivables from joint ventures	71	80
Payables to joint ventures	36	43
Loans to joint ventures	241	255
Royalties and service fees	20	21

Significant joint ventures are Unilever FIMA LDA in Portugal, Binzagr Unilever Distribution in the Middle East, the Pepsi Lipton Tea Partnership in the US and Pepsi Lipton International Ltd for the rest of the world.

ASSOCIATES
There are no trading balances due to or from associates.

Langholm Capital II was launched in 2009. Unilever has invested €65 million in Langholm II, with an outstanding commitment at the end of 2021 of €1 million (2020: €2 million). During 2021, Unilever received €32 million (2020: €nil) from its investment in Langholm Capital II.

DIRECTORS' RESPONSIBILITY STATEMENT

Each of the Directors confirms that, to the best of his or her knowledge:
·     The Unilever Annual Report and Accounts 2021, taken as a whole, is fair, balanced and understandable, and provides the information necessary for shareholders to assess the Company's position and performance, business model and strategy;
·     The financial statements which have been prepared in accordance with international financial reporting standards (IFRS) as issued by the International Accounting Standards Board (IASB), and UK-adopted international accounting standards give a true and fair view of the assets, liabilities, financial position and profit or loss of the Company and the undertakings included in the consolidation taken as a whole; and
·     The Strategic Report includes a fair review of the development and performance of the business and the position of PLC and the undertakings included in the consolidation taken as a whole, together with a description of the principal risks and uncertainties that they face.

Name	Function
Nils Andersen Andrea Jung Alan Jope Graeme Pitkethly Laura Cha Judith Hartmann Adrian Hennah Susan Kilsby Ruby Lu Strive Masiyiwa Youngme Moon John Rishton Feike Sijbesma
Chairman
Vice-Chairman / Senior Independent Director
Chief Executive Officer
Chief Financial Officer
Non-Executive Director
Non-Executive Director
Non-Executive Director
Non-Executive Director
Non-Executive Director
Non-Executive Director
Non-Executive Director
Non-Executive Director
Non-Executive Director

Safe Harbour

This announcement may contain forward-looking statements, including 'forward-looking statements' within the meaning of the United States Private Securities Litigation Reform Act of 1995. Words such as 'will', 'aim', 'expects', 'anticipates', 'intends', 'looks', 'believes', 'vision', or the negative of these terms and other similar expressions of future performance or results, and their negatives, are intended to identify such forward-looking statements. Forward-looking statements also include, but are not limited to, statements and information regarding the Unilever Group's (the 'Group') emissions reduction targets and other climate change related matters (including actions, potential impacts and risks associated therewith). These forward-looking statements are based upon current expectations and assumptions regarding anticipated developments and other factors affecting the Group. They are not historical facts, nor are they guarantees of future performance or outcomes.

Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements. Among other risks and uncertainties, the material or principal factors which could cause actual results to differ materially are: Unilever's global brands not meeting consumer preferences; Unilever's ability to innovate and remain competitive; Unilever's investment choices in its portfolio management; the effect of climate change on Unilever's business; Unilever's ability to find sustainable solutions to its plastic packaging; significant changes or deterioration in customer relationships; the recruitment and retention of talented employees; disruptions in our supply chain and distribution; increases or volatility in the cost of raw materials and commodities; the production of safe and high quality products; secure and reliable IT infrastructure; execution of acquisitions, divestitures and business transformation projects; economic, social and political risks and natural disasters; financial risks; failure to meet high and ethical standards; and managing regulatory, tax and legal matters. A number of these risks have increased as a result of the current Covid-19 pandemic.

These forward-looking statements speak only as of the date of this announcement. Except as required by any applicable law or regulation, the Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Group's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

9 March 2022.